Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Six Months Ended September 30, 2015

LONDON—November 10, 2015 — Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and six months ended September 30, 2015.

Highlights — Three Months Ended September 30, 2015

•                  US GAAP revenue amounted to $161.5 million, an increase of 29.1% year over year and 9.1% sequentially on the reporting currency basis and 39.5% increase on the constant currency basis

•                  Earnings before interest, taxes, depreciation and amortization (EBITDA) adjusted for stock based compensation, acquisition related costs and change in fair value of contingent consideration was $37.0 million; adjusted EBITDA margin was 22.9%, compared to $24.4 million and 19.5% in the year-ago quarter and $27.2 million and 18.4% in the previous quarter

•                  Operating income increased 25.5% year over year and 69.1% sequentially, generating 16.0% margin on a US GAAP basis, as compared to 16.5% in the year-ago quarter and 10.3% in the previous quarter

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.67, compared to $0.54 in the year-ago quarter and $0.43 in the previous quarter

•                  Diluted EPS on a non-GAAP basis was $0.84, compared to $0.58 in the year-ago quarter, and $0.61 in the previous quarter

Highlights — Six Months Ended September 30, 2015

•                  US GAAP revenue amounted to $309.6 million, an increase of 30.4% year over year on the reporting currency basis and 42.1% increase on the constant currency basis

•                  Adjusted EBITDA increased 47.7% year over year to $64.2 million and adjusted EBITDA margin was 20.7%, as compared to $43.4 million and 18.3% in a year ago period

•                  US GAAP operating income increased to $41.2 million or 18.7% year over year

•                  Diluted EPS on a US GAAP basis was $1.11, compared to $0.92 in the first half of last year, representing 20.7% increase over the same period last year

•                  Diluted EPS on a non-GAAP basis was $1.45, compared to $1.03 in the first half of last year, representing 40.8% increase over the same period last year

Revenue for the three months ended September 30, 2015 increased to $161.5 million, up 29.1% from $125.1 million for the same period a year ago and 9.1% sequentially. Adjusted EBITDA was $37.0 million and corresponding margins of 22.9%, as compared to $24.4 million and 19.5% respectively in the year-ago quarter and $27.2 million and 18.4% sequentially. US GAAP net income was $23.0 million, or $0.67 per diluted share, compared to $17.6 million and $0.54 per diluted share for the same period a year ago and $14.6 million and $0.43 sequentially. Non-GAAP net income was $28.6 million, or $0.84 per diluted share, compared to $19.0 million and $0.58 per diluted share for the same period a year ago and $20.6 million and $0.61 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the six months ended September 30, 2015 increased to $309.6 million, up 30.4% from $237.4 million for the same period a year ago. Adjusted EBITDA increased 47.7% year over year to $64.2 million; adjusted EBITDA margin was 20.7%, as compared to $43.4 million and 18.3% in a year ago period.  Operating income was $41.2 million, an increase of 18.7% year over year from $34.7 million in the first half of last year. US GAAP net income was $37.6 million, or $1.11 per diluted share, compared to $30.2 million and $0.92 per diluted share for the same period a year ago. Non-GAAP net income was $49.2 million, or $1.45 per diluted share, compared to $33.7 million and $1.03 per diluted share for the same period a year ago.

“I am pleased to announce another strong set of earnings for the quarter and the first half of our financial year built upon a continuously high level of demand for complex software development services, end-to-end solutions, and technology consulting,” stated Dmitry Loschinin, CEO and President of Luxoft Holding, Inc.  “Our end-to-end offerings created organically and complemented by acquisitions over the past year helped us win several landmark contracts with High Potential Accounts (HPAs) and maintain healthy pipeline of opportunities ahead.  We have secured four new HPAs in the past quarter: two in automotive, one in telecom and one in financial services. Credit Suisse, which made it into a Top 5 accounts in the second quarter, and another client, a major online travel conglomerate, are now part of our Top 10 account list.  Finally, we realized some important cross-selling opportunities between Luxoft and Excelian, leading to six deals with North American, Western European and Asian clients.  We continue building our premium consulting services capabilities, moving upwards in the value chain, and rapidly expanding relationships with packaged solution providers, such as OpenLink and Calypso, in addition to our existing Murex-based practice. Thus, an annual increase in revenues generated by our core verticals during the first half of the year ranged between 26% and 57%, which leads us to believe that our strategy of focusing on select niche domain expertise and becoming a business IT solutions specialist provider is paying off.”

For the six months ending September 30, 2015, technology, financial services, automotive and transport, and telecom were the strongest performers, delivering 57.5%, 34.6%, 29.8% and 26.1% of revenue growth respectively, compared to the first six months of last year. The main growth drivers in the financial services are: digital transformation, new disruptive banking models; pressure to comply with the regulations; need for standardization, cost control and transparency; demand for advanced business solutions and associated consulting.  Main growth drivers in automotive are: strong demand in Human Machine Interface (HMI) development, substantial interest in autonomous driving from OEMs; opportunities brought by Internet of Things (IoT) to further developments in the connected car space.

Key revenue generating geographies continued to grow: revenues generated in the U.S. increased 2.9%, in the U.K. increased 55.4% and in Germany increased 24.0%, compared to the first six months of last year. Growth of revenues continued to outpace growth in delivery headcount. The company generated approximately 7.1% increase in revenue per delivery employee. During the last quarter the total headcount crossed 10,000 employees to reach 10,058 as of September 30, 2015, while maintaining low attrition.

“We are happy to report to our shareholders another period of solid performance, “- said Roman Yakushkin, Chief Financial Officer. “Luxoft is thriving as a global company.  Several key strategic changes we implemented over the past 18 months have aided our growth and made us more competitive, scalable and capable of handling larger multi-year relationships.  Our productivity continues to grow, reaching quarterly historical highs: we ended the past quarter with over $78,000 per delivery engineer.  We continue to add to overall and delivery personnel at a lower pace than our revenue growth, maintaining healthy low attrition and stable utilization rates.  We are monitoring the integration process of both of our acquisitions during the last year, and I am pleased to report that the process is on track and there are multiple synergies being realized in the form of cross selling opportunities.  At the same time annual organic growth remains above 20% in constant currency and above 15% in reporting currency.”

Outlook for the Year Ending March 31, 2016:

The Company is increasing its original revenue and EPS guidance for the financial year ending March 31, 2016:

•                  Revenue is expected to reach at least $645.5 million, an increase of at least 24.0% year over year, compared to at least $640.3 million, an increase of at least 23.0% year over year.  In constant currency terms the management increase guidance to 28% year over year increase, up from previous 26%

•                  EBITDA margin adjusted for stock-based compensation is expected to be in the range of 17.0% - 19.0%

•                  Fully diluted EPS is expected to reach at least $2.05 on a US GAAP basis, compared to $2.02 previously; fully diluted EPS is expected to reach at least $2.60 on a non-GAAP basis, compared to at least $2.55 previously

•                  EPS is based on an estimated weighted average of 34,159,416 diluted shares

Conference Call Information:

Luxoft Holding, Inc will host a conference call on November 11, 2015 at 8:00 a.m. EST to discuss its financial results for the three and six months ended September 30, 2015. To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://services.choruscall.com/links/lxft151111. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13622841. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on November 25, 2015. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 24 dedicated delivery centers worldwide. It has over 10,000 employees across 27 offices in 15 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

http://www.sec.gov/Archives/edgar/data/1538375/000110465915037866/a15-11587_1ex99d1.htm

Luxoft Holding, Inc
Investor Relations:
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended September 30,		For the six months ended September 30,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

Sales of services	161,542	125,140	309,597	237,442
Operating expenses
Cost of services (exclusive of depreciation and amortization)	90,446	69,527	178,423	135,176
Selling, general and administrative expenses	39,611	30,897	78,276	59,502
Depreciation and amortization	5,550	3,796	10,910	7,445
Loss from revaluation of contingent liability	41	281	784	607
Operating income	25,894	20,639	41,204	34,712

Other income and expenses
Interest expense, net	(61)	(131)	(89)	(390)
Other gain, net	283	388	576	821
Gain from foreign currency exchange contracts	517	1,085	685	1,250
Net foreign exchange gain (loss)	421	(2,220)	1,569	(2,614)
Income before income taxes	27,054	19,761	43,945	33,779
Income tax expense	(4,046)	(2,163)	(6,325)	(3,604)
Net income	23,008	17,598	37,620	30,175
Net income attributable to the non-controlling interest
Net income attributable to the Group	23,008	17,598	37,620	30,175

Other comprehensive income, net of tax
Foreign currency translation adjustment	(138)	46	189	58
Comprehensive income	22,870	17,644	37,809	30,233

Comprehensive income (loss) attributable to the non-controlling interest
Comprehensive income attributable to the Group	22,870	17,644	37,809	30,233

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	0.70	0.54	1.14	0.92
Weighted average ordinary shares outstanding	32,892,577	32,822,757	32,882,423	32,758,839

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	0.67	0.54	1.11	0.92
Diluted weighted average ordinary shares outstanding	34,104,000	32,822,757	33,977,927	32,796,262

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of September 30, 2015 (unaudited)	As of March 31, 2015
Assets
Current assets
Cash and cash equivalents	$67,114	$45,593
Short-term investments	15,000	—
Trade accounts receivable, net of allowance for doubtful accounts of $2,221 at September 30, 2015 and $1,299 at March 31, 2015	114,445	102,269
Unbilled revenue	19,617	34,269
Work-in-progress	3,283	1,449
Due from related parties	1,550	1,121
VAT and other taxes receivable	2,021	2,403
Deferred tax assets	2,345	1,864
Advances issued	3,033	3,467
Other current assets	4,001	2,685
Total current assets	232,409	195,120

Non-current assets
Deferred tax assets	1,579	1,518
Property and equipment, net	37,768	34,727
Intangible assets, net	39,980	41,787
Goodwill	29,269	29,249
Other non-current assets	2,515	2,638
Total non-current assets	111,111	109,919
Total assets	$343,520	$305,039

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$761	$1,333
Accounts payable	7,039	9,700
Advances received	320	678
Accrued liabilities	22,124	19,860
Deferred revenue	6,068	9,165
Due to related parties	359	508
Taxes payable	14,368	17,382
Contingent payable for business acquisition, current	9,784	8,460
Contingent payable for software acquisition, current	670	698
Other current liabilities	660	920
Total current liabilities	62,153	68,704

Deferred tax liability, non-current	3,359	3,863
Contingent payable for business acquisition, non-current	12,525	12,605
Contingent payable for software acquisition, non-current	608	1,359
Other non-current liabilities	843	384
Total liabilities	79,488	86,915

Shareholders’ equity
Share capital (80,000,000 shares authorized; 32,892,577 issued and outstanding with no par value as at September 30, 2015, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015)	—	—
Additional paid-in capital	97,599	89,173
Retained earnings	168,239	130,619
Accumulated other comprehensive loss	(1,838)	(1,700)
Total shareholders’ equity attributable to the Group	264,000	218,092
Non-controlling interest	32	32
Total equity	264,032	218,124
Total liabilities and equity	$343,520	$305,039

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars except share amounts)

	For the six months ended September 30,
	2015	2014
	(unaudited)
Operating activities
Income from operations	$37,620	$30,175

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,910	7,445
Deferred tax benefit	(1,031)	(133)
Foreign currency exchange contracts income	(685)	(1,250)
Loss/(gain) on foreign exchange	(1,569)	2,614
Provision for doubtful accounts	341	435
Loss from revaluation of contingent liability	784	607
Share-based compensation	8,426	1,113
Other	(62)	—

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	2,835	(18,896)
Work-in-progress	(1,834)	(449)
Due to and from related parties	(579)	105
Accounts payable	(133)	(7,306)
Advances received	(358)	(596)
Accrued liabilities	2,582	162
Deferred revenue	(2,516)	1,570
Changes in other assets and liabilities	(3,746)	2,390
Net cash provided by operating activities	50,985	17,986

Investing activities
Purchases of property and equipment	(8,368)	(4,167)
Purchases of intangible assets	(2,676)	(2,100)
Proceeds from disposal of property and equipment	40	7
Acquisitions, net of cash acquired	—	(1,000)
Short-term deposits	(15,000)	—
Net cash used in investing activities	(26,004)	(7,260)

Financing activities
Proceeds from short-term borrowings	22,350	80,265
Repayment of short-term borrowings	(22,956)	(89,298)
Acquisition of business, deferred consideration	(2,972)	—
Repayment of capital lease obligations	(50)	(19)
Overdraft facilities, net	—	(598)
Net cash used in financing activities	(3,628)	(9,650)

Effect of exchange rate changes on cash and cash equivalents	168	(928)
Net increase (decrease) in cash and cash equivalents	21,521	148
Cash and cash equivalents at beginning of year	45,593	37,503
Cash and cash equivalents at end of period	$67,114	$37,651

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended September 30,				Six Months Ended September 30,
	2015	2015		2015	2015	2015		2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	25,894	6,178	(a)	32,072	41,204	12,914	(a)	54,118
Operating margin	16%	3.8%		19.9%	13.3%	4.2%		17.5%
Net income	23,008	5,598	(b)	28,606	37,620	11,622	(b)	49,242
Diluted earnings per share	$0.67	—		$0.84	$1.11	—		$1.45

	Three Months Ended September 30,				Six Months Ended September 30,
	2014	2014		2014	2014	2014		2014
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	20,639	1,710	(a)	22,349	34,712	3,777	(a)	38,489
Operating margin	16.49%	1.37%		17.86%	14.62%	1.59%		16.21%
Net income	17,598	1,423	(b)	19,021	30,175	3,490	(b)	33,665
Diluted earnings per share	$0.54	—		$0.58	$0.92	—		$1.03

	Three Months Ended September 30,		Six Months Ended September 30,
(a)	2015	2014	2015	2014
Adjustments to GAAP operating income:
Stock-based compensation expense	$4,279	$297	$8,427	$1,112
Amortization of purchased Intangible assets	1,858	1,043	3,703	1,969
Loss from revaluation of contingent liability	41	281	784	607
Acquisition related costs	—	89	—	89
Total Adjustments to GAAP operating income:	$6,178	$1,710	$12,914	$3,777

	Three Months Ended September 30,		Six Months Ended September 30,
(b)	2015	2014	2015	2014
Adjustments to GAAP net income
Stock-based compensation expense	$4,279	$297	$8,427	$1,112
Amortization of purchased Intangible assets	1,417	833	2,826	1,759
Loss from revaluation of contingent liability	(98)	235	369	561
Acquisition related costs	—	58	—	58
Total Adjustments to GAAP net income	$5,598	$1,423	$11,622	$3,490

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014
Net income	$23,008	$17,598	$37,620	$30,175
Adjusted for:
Interest Expense	61	131	89	390
Income tax	4,046	2,163	6,325	3,604
Depreciation and Amortization	5,550	3,796	10,910	7,445
EBITDA	$32,665	$23,688	$54,944	$41,614
Adjusted for
Stock based compensation	4,279	297	8,427	1,112
Change in fair value of contingent consideration	41	281	784	607
Acquisition related costs	—	89	0	89
Adjusted EBITDA	$36,985	$24,355	$64,155	$43,422

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three Months Ended September 30,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
UK	59,055	36.6%	38,189	30.5%
U.S.	50,559	31.3%	50,265	40.2%
Germany	20,469	12.7%	15,769	12.6%
Russia	7,528	4.7%	9,289	7.4%
Switzerland	4,670	2.9%	2,435	1.9%
Singapore	2,840	1.8%	4,120	3.3%
Rest of Europe	10,579	6.5%	4,367	3.5%
Other	5,842	3.5%	706	0.6%
Total	161,542	100%	125,140	100%

	Revenue for the six months ended September 30,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
UK	111,992	36.2%	72,055	30.3%
U.S.	97,173	31.4%	94,424	39.8%
Germany	38,408	12.4%	30,979	13%
Russia	16,038	5.2%	17,477	7.4%
Switzerland	8,641	2.8%	4,757	2.0%
Singapore	5,138	1.7%	7,680	3.2%
Rest of Europe	20,872	6.7%	8,147	3.4%
Other	11,335	3.6%	1,923	0.9%
Total	309,597	100%	237,442	100%

	Revenue for the three Months Ended September 30,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	112,681	69.8%	85,577	68.4%
Automotive and transport	17,162	10.6%	12,697	10.1%
Technology	11,317	7.0%	7,233	5.8%
Telecom	9,390	5.8%	7,165	5.7%
Travel and aviation	7,367	4.6%	8,829	7.1%
Energy	3,151	2.0%	2,898	2.3%
Other	474	0.2%	741	0.6%
Total	161,542	100%	125,140	100%

	Revenue for the six months ended September 30,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	216,246	69.8%	160,715	67.7%
Automotive and transport	31,486	10.2%	24,260	10.2%
Technology	22,048	7.1%	14,002	5.9%
Telecom	17,967	5.8%	14,248	6.0%
Travel and Aviation	14,641	4.7%	16,839	7.1%
Energy	6,274	2.0%	6,006	2.5%
Other	935	0.4%	1,372	0.6%
Total	309,597	100%	237,442	100%